Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

Announcement to the Market

Trading of Own Shares for Treasury

Month: December 2017

1.	We inform the capital market agents that, during December 2017(a), Itaú Unibanco acquired 46,214,237 own common shares for treasury stock by the average acquisition price(b) of R$ 37.00, totalizing approximately R$ 1.7 billion.

1.1	As informed on December 15, 2017 Material Fact, 31,793,105 common shares were cancelled.

2.	Itaú Unibanco did not purchase preferred shares in December 2017. As a reminder, in 2017 we acquired 37,982,900 preferred shares, and the average acquisition price(b) was R$ 36.19 per share(c).

3.	Also in December, Itaú Unibanco reallocated in the market the amount of 1,752,534 preferred shares under the stock option plan approved by Shareholders' General Meeting.

4.	Historical information is available on the organization's Investor Relations website (www.itau.com.br/investor-relations).

São Paulo-SP, January 02, 2018.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer

(a)	According to the Material Fact published on 08/31/2017, we inform that 31,793,105 of the common shares acquired relate to the buyback program with the limit for purchases of up to 31.79 million own common shares and 39.15 million own preferred shares for the period from 09/01/2017 to 11/26/2018. The remaining 14,421,132 common shares were purchased under the new buyback program approved by the Board of Directors on 12/15/2017. The limit for purchases under the program currently in force is up to 28,616,649 own common shares and 50 million own preferred shares for the period from 12/20/2017 to 06/19/2019.

(b)	The repurchase amounts do not include settlement, brokerage and trading fees.

(c)	The minimum and maximum acquisition prices practiced in the year were, respectively, R$ 33.43 and R$ 38.50 for preferred shares.